EXHIBIT 23.3
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Post-Effective Amendment No. 3 to the Registration Statement (No. 333-138444) of our report dated March 20, 2007 (January 25, 2008 as to the effects of the discontinued operations described in Note 17), (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the completion of development activities and commencement of planned principal operations as well as the Company’s adoption of Statement of Financial Accounting Standard No. 123(R), Share Based Payment, using the modified prospective method), relating to the financial statements of Cole Credit Property Trust II, Inc. and its subsidiaries appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.
/s/ Deloitte & Touche LLP
Phoenix, Arizona
January 31, 2008